PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT ("Agreement") is by and between EQYInvest Mission Bend, LLC, a Delaware limited liability company (the "Seller") and Hartman Short Term Income Properties XX, Inc., a Maryland corporation (the "Purchaser"). As used in this Agreement, the term "Effective Date" shall mean the date on which this Agreement is executed by the last to sign between Seller and Purchaser.

WITNESSETH

WHEREAS, Seller is the owner of approximately _____ acres of real property in Harris County, Texas at 6806 Highway 6 South, Houston, Texas, 77083, and as more particularly described on **Exhibit A** attached hereto and incorporated herein by this reference; and

WHEREAS, Seller desires to sell and Purchaser desires to purchase such real property.

NOW, THEREFORE, in consideration of Ten Dollars ($10.00), the receipt and sufficiency of which is hereby acknowledged, and of the mutual agreements contained herein and all of the time and expense that shall be invested by Purchaser in evaluating the subject property, Seller hereby agrees to sell and Purchaser agrees to purchase that certain real property described on **Exhibit A** hereto, together with all vegetation, improvements and fixtures thereon, all rights, privileges, easements (including access easements, permits, development rights and utility rights) and appurtenances thereunto belonging, all lease for tenants of the Property, all oil, gas and minerals thereon and thereunder to which Seller has title, and all roads, improvements, driveways and utility facilities, if any, thereon belonging to Seller, all of the foregoing being collectively referred to herein as the "**Property**".

THIS AGREEMENT IS MADE UPON THE FOLLOWING TERMS AND CONDITIONS:

1. **Purchase Price.** The purchase price for the Property shall be **Fifteen Million Dollars One Hundred Thousand Dollars ($15,100,000.00)** (the "**Purchase Price**"), payable as follows:

1.1 Within three (3) business days from the mutual exchange of executed copies of this Agreement between the parties, Purchaser will pay the sum of **One Million Dollars ($1,000,000.00)** as the "**Earnest Money Deposit**" to Alamo Title Company ("**Escrow Agent**" or "**Title Company**"), to be held pursuant to the terms set forth herein and , pending future application or disbursement by Escrow Agent pursuant to the terms of this Agreement. All references to the "Earnest Money" herein shall be deemed to include any interest earned thereon.

1.2 The balance of the Purchase Price, subject to the adjustments as set forth herein, shall be paid by wire transfer to Seller on the Closing Date (as hereinafter defined). All Earnest Money paid by Purchaser hereunder shall be credited against the Purchase Price at Closing.

2. **Review Period.** Purchaser shall have from the Effective Date until 5:00 p.m. CST on February 15, 2016 (the "**Review Period**") to determine in Purchaser's sole and absolute discretion whether the Property is suitable for Purchaser's intended development and use. In the event that Purchaser, in Purchaser's sole and absolute discretion, determines that the Property is acceptable for its purposes, then Purchaser shall notify Seller in writing that it elects to proceed to Closing prior to the expiration of the Review Period, whereupon (a) Purchaser shall be deemed to have accepted as satisfactory all matters concerning the Property (which accepted matters shall include, without limitation, all title and survey matters, environmental matters, zoning matters, and other matters concerning the physical condition of the Property), subject to any payment or cure obligations undertaken by Seller pursuant to Section 3.4 hereof, and Purchaser's right to terminate this Agreement pursuant to this Section 2 shall be deemed waived and of no further force or effect, and (b) the Earnest Money shall thereafter be

non-refundable to Purchaser except as otherwise provided in this Agreement. If Purchaser does not elect in writing to proceed to Closing prior to the expiration of the Review Period, this Agreement shall terminate automatically, and upon such termination the Earnest Money, less the Independent Contract Consideration (as hereinafter defined) shall be refunded to Purchaser and all obligations of Purchaser and Seller hereunder shall terminate.

3. Inspections/AS IS Where Is.

3.1 License for Inspections. From the Effective Date until the Closing (as hereinafter defined) or the earlier termination of this Agreement in accordance with the terms hereof, Seller hereby grants to Purchaser and Purchaser's agents, employees and/or contractors the right to access and enter the Property at reasonable times to perform non-invasive surveys, borings, soil tests, inspections and such other tests, analyses and investigations (including but not limited to environmental and geotechnical investigations and asbestos testing) of the Property as Purchaser deems desirable (collectively, "Inspections"). Purchaser covenants with Seller, which covenants shall survive termination hereof, that it shall repair and restore any and all damage or alteration to the Property occurring during the course of inspections by Purchaser or any of its agents. Purchaser agrees to indemnify and hold harmless Seller from and against any loss, damage or claim caused by any act of Purchaser or Purchaser's employees, agents or contractors in the conduct of any such Inspections except to the extent resulting from the negligent or willful act or omission of Seller or Seller's agents or contractors. The results of Purchaser's examinations, inspections and investigations pursuant to this Section 3.1 shall be subject to the confidentiality agreement set forth in Section 23 hereof, and Purchaser agrees that it shall make no reports or disclosures to any federal, state, local or municipal government office, agency or personnel concerning such results unless otherwise permitted under said Section 23. Purchaser shall conduct its physical investigation of the Property in a manner that will not interfere in any material aspect with the day-to-day operations of the Property. Seller shall, at its option, have the right to cause a representative of Seller to be present at all such inspections, examinations and communications. As a condition to its right to enter upon the Property for such inspections, Purchaser shall provide to Seller evidence of comprehensive general liability insurance coverage of a minimum of $1,000,000 per occurrence for claims associated with the acts or omissions of Purchaser or any of Purchaser's agents, employees and/or contractors (the **"Review Period Insurance Certificate"**).

3.2 Seller Deliverables.

(a) Within three (3) business days of the Effective Date, Seller shall make available to Purchaser, to the extent in Seller's control or possession, certain due diligence information in a data room (the "Due Diligence Materials") as listed on **Exhibit C** attached hereto.

(b) Purchaser agrees to return all Due Diligence Materials (along with any and all copies thereof) to Seller if the Closing hereunder does not occur. Except as specifically set forth in the Agreement, Seller makes no representations or warranties as to the truth, accuracy or completeness of any materials, data or other information supplied to Purchaser (including but not limited to, Seller's third party reports provided to Purchaser) in connection with Purchaser's inspection of the Property (e.g., that such materials are complete, accurate or the final version thereof). It is the parties' express understanding and agreement that such materials are provided only for Purchaser's convenience in making its own examination and determination during the Review Period as to whether it wishes to purchase the Property, and, in doing so, Purchaser shall rely exclusively on its own independent investigation and evaluation of every aspect of the Property and not on any materials supplied by Seller. Purchaser expressly disclaims any intent to rely on any such materials provided to it by Seller in connection with its inspection and agrees that, with respect to any such materials, it shall rely solely on its own independently developed or verified information.

(c)   Attached hereto as **Exhibit D** and incorporated herein is a list of all service contracts, equipment leases and maintenance contracts currently affecting the Property (collectively, the "**Contracts**"). Seller agrees to assign and Purchaser agrees to assume all of the Contracts at Closing; provided, however, that Purchaser shall notify Seller in writing prior to the expiration of the Review Period in the event Purchaser desires to have any of the Contracts canceled by Seller at Closing (the "**Rejected Contracts**"). Seller hereby agrees to send cancellation notices with respect to the Rejected Contracts not later than Closing so long as the Rejected Contracts, by their terms, are terminable upon thirty (30) days or less notice without payment of a fee or penalty; failing which, Purchaser shall be obligated to assume such Rejected Contracts at Closing, and to obtain any consents to the assignment thereof that may be required.

3.3   **Survey.** Within three (3) business days after the Effective Date, Seller shall furnish to Purchaser and the Title Company, at Seller's expense, Seller's existing survey of the Property (the "**Existing Survey**"). If Purchaser desires to obtain an updated survey of the Property, Purchaser may do so at Seller's cost and expense to be paid by Seller at Closing. Purchaser shall have the right to obtain, at its expense, a new survey of the Property.

3.4   **Title.** At Closing Seller shall convey to Purchaser good and marketable, fee simple title to the Property free of liens, claims, judgments, assessments and other encumbrances created by Seller, and subject only to the following exceptions (collectively, the "**Permitted Title Exceptions**"): (i) licenses and easements, if any, for public utilities serving only the Property, and all other easements of record, (ii) ad valorem taxes on the Property for the current year which are not yet due and payable, (iii) royalty interests of record, (iv) all covenants, easements and restrictions of record (v) any mineral rights reservations in favor of third parties contained in the title to the Property, (vi) the leases of all tenants, and (vii) other encumbrances accepted by Purchaser in writing pursuant to this Section 3.4. "Good and marketable, fee simple title" shall mean such title as is acceptable to and insurable by Alamo Insurance Company, at standard rates, as good and marketable fee simple title, free and clear of all exceptions other than the Permitted Title Exceptions. Seller shall obtain a title commitment on the Property from Alamo Title Company as agent for AlamoTitle Insurance Company (the "**Title Commitment**") and shall furnish Purchaser with a copy of such Title Commitment. Purchaser shall furnish a written statement of any title objections (collectively, the "**Title Objections**") on or before February 1, 2016. In no event shall the Title Objections include any of the Permitted Title Exceptions. Seller shall have until February 7, 2016 to respond in writing stating whether it will satisfy any or all such Title Objections prior to Closing. If Seller notifies Purchaser that it will remove any or all Title Objections, then it shall be obligated to do so at its sole cost on or before the Closing Date. In the event that Seller either fails to respond to Purchaser's notice of Title Objections or responds with a refusal to cure one or more Title Objections, then Purchaser shall either: accept the Property with the uncured Title Objections being included as Permitted Title Exceptions and elect in writing prior to the expiration of the Review Period to proceed to Closing; or elect not to accept the Property with such uncured Title Objections and terminate this Agreement prior to the expiration of the Review Period in accordance with the provisions of Section 2 above, whereupon the Earnest Money Deposit, less the Independent Contract Consideration, shall be immediately refunded to Purchaser and thereupon this Agreement shall be deemed null and void and the parties hereto shall have no further rights or obligations hereunder.

3.5   **AS IS WHERE IS SALE.**   EXCEPT FOR THE REPRESENTATIONS, WARRANTIES AND INDEMNITIES EXPRESSLY PROVIDED IN THIS AGREEMENT AND/OR IN ANY CLOSING DOCUMENT:

PURCHASER AGREES THAT THE PROPERTY IS BEING CONVEYED HEREUNDER "AS IS, WHERE IS, AND WITH ALL FAULTS", WITHOUT ANY REPRESENTATION OR WARRANTY BY SELLER EXCEPT AS EXPRESSLY SET FORTH HEREIN AND/OR IN ANY CLOSING DOCUMENT, AND THAT THE PERSONAL PROPERTY IS BEING SOLD AND ASSIGNED HEREUNDER ONLY TO THE EXTENT THAT IT IS OWNED BY THE SELLER AND USED IN

THE OPERATION OF THE PROPERTY. EXCEPT AS EXPRESSLY PROVIDED HEREIN AND/OR IN ANY CLOSING DOCUMENT, SELLER HAS NOT MADE AND IS NOT MAKING ANY EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES WITH RESPECT TO THE PROPERTY, INCLUDING WITHOUT LIMITATION ANY REPRESENTATION OR WARRANTY REGARDING QUALITY OF CONSTRUCTION, WORKMANSHIP, CONDITION, STATE OF REPAIR, SAFETY, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, ACCURACY OF DIMENSIONS, WHETHER THE IMPROVEMENTS ARE STRUCTURALLY SOUND, IN GOOD CONDITION OR IN COMPLIANCE WITH APPLICABLE CITY, COUNTY, STATE OR FEDERAL STATUTES, CODES, OR REGULATIONS, INCLUDING, WITHOUT LIMITATION, ANY REPRESENTATION OR WARRANTY REGARDING COMPLIANCE WITH ANY OF THE SAME AS THEY RELATE TO HAZARDOUS MATERIALS OR ANY ENVIRONMENTAL MATTERS OR WITH RESPECT TO THE AMERICANS WITH DISABILITIES ACT, OPERATION OF MECHANICAL SYSTEMS, EQUIPMENT AND FIXTURES, SUITABILITY OF SOIL OR GEOLOGY, ABSENCE OF DEFECTS OR HAZARDOUS OR TOXIC MATERIALS OR WASTES, ANY PAST, PRESENT OR FUTURE OPERATING RESULTS, INCLUDING BOTH INCOME AND EXPENSES, ANY PROJECTIONS WITH RESPECT TO OPERATING RESULTS, THE FINANCIAL VIABILITY OF THE PROPERTY, OR THE COMPLETENESS OR ACCURACY OF ANY BOOKS OR RECORDS OF SELLER PERTAINING TO THE PROPERTY. FURTHER, WITHOUT LIMITING THE FOREGOING, PURCHASER ACKNOWLEDGES THAT PURCHASER ACCEPTS THIS PROPERTY ON THE ABOVE-STATED TERMS AND WITHOUT RELYING UPON ANY OTHER REPRESENTATION OR WARRANTY BY SELLER OR BY ANY OTHER PERSON AND BASED SOLELY UPON PURCHASER'S OWN INSPECTIONS, INVESTIGATIONS AND FINANCIAL ANALYSIS OF THE PROPERTY. PURCHASER AND ITS PERSONAL REPRESENTATIVES, HEIRS, EMPLOYEES, MEMBERS, MANAGERS, SHAREHOLDERS, DIRECTORS, AGENTS, SUCCESSORS AND ASSIGNS DO HEREBY FOREVER RELEASE AND DISCHARGE ALL OF THE SELLER'S INDEMNIFIED PARTIES FROM ANY CLAIMS, LIABILITIES AND OBLIGATIONS WHICH MIGHT OTHERWISE, BUT FOR THE FOREGOING PROVISIONS AND OTHER DISCLAIMERS PROVIDED HEREIN, BE OWING IN CONNECTION WITH THE COMPLETENESS OR ACCURACY OF ANY INFORMATION PROVIDED BY OR ON BEHALF OF SELLER OR ITS AGENTS TO PURCHASER IN CONNECTION WITH THIS AGREEMENT OR THE PURCHASE OF THE PROPERTY. THE PROVISIONS OF THIS SECTION OF SHALL SURVIVE ANY TERMINATION OR EXPIRATION OF THIS AGREEMENT, THE CLOSING AND THE EXECUTION, DELIVERY AND RECORDING OF THE DEED.

4.   **Closing Conditions.** Seller may not modify the condition of title without being deemed in default hereunder; however, in the event that the condition of title of the Property changes in any material respect for reasons other than due to the default of Seller from the respective date of Purchaser's title commitment through the Closing Date, then Purchaser may elect to terminate this Agreement by written notice to Seller and, in such an event, the Earnest Money, less the Independent Contract Consideration, shall be released to Purchaser and all obligations of Purchaser and Seller hereunder shall terminate.

5.   **Closing.**

5.1   **Closing Date.** Subject to the provisions of this Agreement, the sale shall be closed and the deed and other documents provided for herein and possession of the Property shall be delivered to Purchaser on March 15, 2016 ("**Closing Date**" or the "**Closing**"). Notwithstanding the foregoing, Purchaser shall have a one-time right to extend the Closing by up to sixty (60) days, by providing written notice thereof to Seller at least five days prior to the original Closing Date. Simultaneously with such notice, Purchaser shall wire transfer to the Escrow Agent an additional earnest money deposit of Five Hundred Thousand Dollars ($500,000.00) ("**Additional Earnest Money Deposit**"). Earnest Money Deposit and, if deposited, the Additional Earnest Money Deposit are referred to collectively herein as the "**Earnest Money**".

5.2   **Closing Location.** The Closing shall be completed through an escrow arrangement with the Escrow Agent.

5.3   **Seller's Closing Deliveries.**   At Closing, Seller shall deliver the following to Purchaser/Title Company:

(a)   full possession and occupancy of the Property subject to the Leases;

(b)   a Special Warranty Deed with limited warranties of title conveying fee simple title to the Property to Purchaser, in proper form for recording, subject only to the Permitted Title Exceptions (the "**Special Warranty Deed**");

(c)   signed statements or notices to all tenants of the Property from Seller and duly executed by Seller, in the form attached to this Agreement as **Exhibit E** notifying such tenants that the Property has been transferred to Purchaser and that Purchaser is responsible for security deposits (specifying the amounts of such deposits) returnable under the Leases and notifying such tenants of the new address where tenants are to make rental payments after the Closing;

(d)   a FIRPTA non-foreign transfer certificate in accordance with Section 1445 of the Internal Revenue Code;

(e)   a certificate of Seller indicating that all covenants, representations and warranties set forth herein are true and correct in all material respects as of the Closing Date;

(f)   a closing statement reasonably acceptable to both Purchaser and Seller;

(g)   a Mechanic's No-Lien, Possession and Gap Affidavit, given pursuant to the actual knowledge of Seller, in the form reasonably required by Purchaser's title company;

(h)   all proper instruments as shall be reasonably required for the assignment of permits, development rights and utility rights pertaining to the Property (if any), and rights to and/or for collection of any damages, insurance proceeds, condemnation awards or other compensation, if any, pursuant to Section 6, below;

(i)   an Assignment of Leases (the "**Assignment of Leases**") in customary form assigning to Purchaser any and all rights of Seller in and to the tenant leases (the "**Leases**") and all refundable tenant security deposits and letters of credit held by Seller on the Closing Date;

(j)   an Assignment of Contracts (the "**Assignment of Contracts**") in customary form assigning to Purchaser any and all rights of Seller (to the extent the same is assignable) in and to and contracts assumed by Purchaser other than the Rejected Contracts (as defined hereinabove);

(k)   such other documents and instruments as may be legally necessary to convey title to the Property to Purchaser or as may be reasonably required by the Title Company in order to close the transaction and enable Purchaser to obtain ALTA extended title coverage on the Property (which deliveries shall not result in any expense to Seller); and

(l)   at least three business days prior to Closing, Seller shall have delivered to Purchaser (i) tenant estoppel certificate from (1) DDs; (2) Harbor Freight; (3) Melrose; and (4) Dollar General (collectively, the "**Anchors**"), in the form specified by the Anchor's Lease, or if an Anchor's Lease does not specify a form of estoppel certificate, in the form generally used by the Anchor; and (ii) tenant estoppel certificates from other tenants of the Property under Leases which shall be in effect at Closing such that the estoppel certificates from such other tenants collectively cover at least Seventy-five percent

(75%) of the area leased by tenants (excluding the Anchors) under Leases of the Property as of the Closing Date, in the form specified by each Lease, or if a Lease does not specify a form of estoppel certificate, in the form generally used by each such tenant, or if such tenant does not have a standard form (or is a local tenant), in substantially the form attached hereto as **Exhibit F**, as reasonably modified by tenants and to fit the circumstances of individual leases; but in any event, consistent with the terms of such tenant's lease in all material respects, and reflecting no landlord default or failure to perform landlord obligations that have accrued under the Lease.

In the event that the estoppel certificates described in clause (ii) above are not delivered at or prior to Closing, Seller shall have the right, in fulfillment of this condition, to deliver an estoppel certificate for tenants occupying up to thirty percent (30%) of the area leased by tenants of the Property, specifically excluding the Anchors, with respect to the applicable Leases relating to such missing estoppel certificates, and Seller's estoppel certificates shall set forth only the following information: (i) the applicable Lease has not been amended except as set forth in Seller's estoppel, (ii) the applicable Lease is in full force and effect, (iii) the applicable Lease's commencement date and expiration date, (iv) the fixed monthly base rent payable under the applicable Lease when the last rent payment was received by Seller, and (v) to the Knowledge of Seller, there are no defaults by Seller or the tenant under the applicable Lease which have not been cured. Seller's estoppel(s), if any, shall terminate upon receipt of the required estoppel certificate signed by the appropriate tenant and in any event shall be subject to the limitations set forth in Paragraph 11.1.

Seller will reasonably cooperate with Purchaser's effort to obtain an estoppel certificate in connection with any restrictive easement agreement shown in the Title Commitment. Seller shall not be required to incur third party costs in connection with Purchaser's pursuit of any title related estoppel certificates. In the event Seller is unable to obtain same using commercially reasonable efforts, Seller may supply a Seller estoppel in satisfaction of this requirement.

(m)   a duly executed new lease with CSL Plasma on such terms and conditions as previously disclosed to Purchaser. Seller shall be responsible for all costs in connection with said lease, including all tenant improvements for which the Seller, as landlord is obligated, any leasing commissions and all rent and reimbursements, if any, from the Closing Date through and including the tenant's rent commencement date with any such known outstanding amounts owed by Seller to be paid as a credit to Purchaser at the Closing.

5.4   **Purchaser's Closing Deliveries.** At Closing, Purchaser shall deliver the following to Seller:

(a)   a closing statement reasonably acceptable to both Purchaser and Seller;

(b)   the balance of the Purchase Price as reflected on the closing statement, with such adjustments as set forth herein;

(c)   the Assignment of Leases;

(d)   the Assignment of Contracts; and

(e)   such other documents and instruments as may be reasonably required by the Title Company in order to close the transaction and enable Purchaser to obtain ALTA extended title coverage on the Property.

5.5   **Seller's Closing Expenses.** Seller agrees, at Closing, to pay the costs of the following:

(a)   one-half of recording and filing fees for the Special Warranty Deed provided for in this Agreement and any deed transfer taxes and/or documentary stamps due as a result of the transfer;

(b)   recording of any mortgage or lien release or other document relating to curing any exception or encumbrance on Seller's title to the Property;

(c)   cost of an owner's policy of title insurance issued by the Title Company insuring Purchaser's interest in the Property in the amount of the Purchase Price, including the base insurance premium and title search fees, but excluding costs of endorsements;

(d)   the cost to update the Existing Survey of the Property;

(e)   one-half of any escrow fee charged by the Escrow Agent to perform its obligations hereunder and any closing fee charged by the Escrow Agent to handle the Closing;

(f)   Seller's attorneys' fees; and

(g)   Any broker's fees, commissions or other fees, costs or compensation to be paid by Seller pursuant to Sections 5.3(m) and 16.

5.6   Purchaser's Closing Expenses. Purchaser agrees, at Closing, to pay the costs of the following:

(a)   one-half of recording and filing fees for the Special Warranty Deed provided for in this Agreement;

(b)   one-half of any escrow fee charged by the Escrow Agent to perform its obligations hereunder and any closing fee charged by the Escrow Agent to handle the Closing;

(c)   the costs of any due diligence performed by Purchaser;

(d)   Purchaser's attorneys' fees;

(e)   Any broker's fees, commissions or other compensation to be paid by Purchaser pursuant to Section 16;

(f)   all costs relating to any endorsements, extended coverage or other modifications to the owner's policy of title insurance issued pursuant to the Title Commitment, as well as all title insurance costs relating to any mortgagee's policy of title insurance; and

(g)   all costs relating to any loan.

6. Damage, Destruction and Eminent Domain.

(a)   If, prior to the Closing Date, the Property or any part thereof is damaged or destroyed by fire, the elements or any other destructive force or cause to the extent that repairing such damage or destruction is reasonably estimated to cost $350,000.00 or more, then Purchaser may elect to terminate this Agreement by delivery of written notice to Seller within ten (10) days after notice to Purchaser of the damage or destruction, in which case Escrow Agent shall return the Deposit to Purchaser and this Agreement shall be deemed null and void, other than those matters that specifically survive such termination. If Purchaser elects to consummate the purchase despite the damage or destruction, or if any lesser damage or destruction has occurred, there shall be no reduction in or abatement of the Purchase Price, and Seller shall assign to Purchaser all of Seller's right, title and interest in and to all insurance proceeds resulting from the damage or destruction. If Seller's casualty claim is assigned to Purchaser, then Purchaser shall receive a credit at Closing from Seller equal to the deductible amount due under Seller's insurance policy. The Closing Date shall be extended as necessary to allow for the notice period set forth above in this Paragraph.

(b)   If, prior to the Closing Date, any judicial, administrative, or other condemnation proceedings are instituted in which a taking of the Property is proposed which (i) exceeds $350,000.00 in value or (ii) results in a taking of a material portion of the Building which results in the termination of a lease by an Anchor, then within ten (10) days after written notice to Purchaser of the institution of such judicial, administrative, or other condemnation proceedings involving the Property, Purchaser may elect to terminate this Agreement by delivery of written notice to Seller, in which case Escrow Agent shall return the Deposit to Purchaser and this Agreement shall be deemed null and void, other than those matters that specifically survive such termination. If Purchaser elects to consummate the purchase despite the institution of condemnation proceedings (or has no right to terminate this Agreement), there shall be no reduction in or abatement of the Purchase Price, and Seller shall assign to the Purchaser all of Seller's right, title, and interest in and to any award or settlement made or to be made in the condemnation proceedings. The Closing Date shall be extended as necessary to allow for the notice period set forth above in this Paragraph.

7.   Taxes and Prorations.

a.   **Proration of Property Taxes.** All real estate taxes, assessments and personal property taxes payable with respect to the Property for the calendar or fiscal year, as the case may be, in which the Closing Date occurs shall be prorated between Seller and Purchaser as of 11:59 p.m. on the day preceding the Closing Date (the "**Proration Time**"), and paid by Purchaser when due. If the current property tax assessments and tax rates are not available at Closing, then the prorations shall be based on the amounts for the prior tax year, and shall be re-calculated and adjusted between the parties when the actual amount of taxes and assessments payable in the year of Closing is known to Purchaser and Seller. If any special assessments exist or are levied on the Property prior to the Closing Date, Seller shall cause such assessments to be paid in full at Closing; provided, however, that if the assessments may be paid in installments, only the installments due on or before the Closing Date need be paid by Seller. Notwithstanding anything to the contrary herein, in no event shall the Seller be charged or responsible for any increase in Taxes resulting from the sale of the Property or improvements made to the Property after the Closing Date. The provisions of this Section 7 shall survive the Closing.

Notwithstanding the foregoing, to the extent that any tenant under any of the Leases is required to pay property taxes directly to the taxing authority, or to reimburse the Seller as "landlord" under any of the Leases for its specific property tax payments at the end of the year, and such taxes are not delinquent, the parties agree that the property taxes payable by such tenant(s) shall not be prorated at Closing. Instead, the Purchaser as successor in interest under the Leases shall look solely to such tenant(s) for payment of such amounts. The 2015 tax appeal was recently settled, not sure of the 2016, but we can assign to Purchaser to complete. Will check on that

b.   **Proration of Other Income and Expenses.** All income and expenses of the Property, other than taxes prorated under Section 7 above, shall be prorated on a daily basis between Seller and Purchaser as of the Proration Time. Seller shall be responsible for all expenses of the Property, and shall be entitled to all income from the Property, attributable to the period ending at the Proration Time. Purchaser shall be responsible for all expenses of the Property and shall be entitled to all income from the Property, attributable to the period after the Proration Time. Seller shall indemnify Purchaser against and shall hold Purchaser harmless from any costs, expenses, penalties or damages, including reasonable attorneys' fees, which may result from any failure by Seller to pay or cause to be paid any of the items described in this Section 7 that are the responsibility of Seller. Purchaser shall indemnify Seller against and shall hold Seller harmless from any costs, expenses, penalties or damages, including reasonable attorneys' fees, which may result from the failure of Purchaser to pay or cause to be paid any of the items described in this Section 7 that are attributable to the period after the Proration Time.

(i)   Without limiting the generality of the foregoing, the following items shall be adjusted as of the Proration Time:

(ii)   Monthly base rent and other charges (such as common area maintenance contributions and other expenses recoverable from tenants) received by Seller under the Leases for the calendar month in which the Closing Date occurs.

(iii)   All other receipts from the Property received by Seller, to the extent they pertain to any period after the Closing Date.

(iv)   Utility charges, including municipal water, sanitary sewer and storm water assessments. Water rates, water meter charges, sewer rents and vault charges, if any (other than any such charges, rates or rents which are payable by tenants pursuant to such tenants' Leases), shall be adjusted and prorated on the basis of the fiscal period for which assessed. If there is a water meter, or meters, at the Real Property, Seller agrees that it shall at Closing furnish a reading of same to a date not more than 30 days prior to the Closing and the unfixed meter charges and the unfixed sewer rent thereon for the time intervening from the date of the last reading shall be apportioned on the basis of such last reading, and shall be appropriately reconciled after Closing against the subsequent bill. Unmetered water charges shall be apportioned on the basis of the charges therefor for the same period of the preceding calendar year, but applying the current rate thereto.

(v)   Charges under any Service Contracts the Purchaser elects or is required to assume that will remain in effect after the Closing Date.

(vi)   Intentionally Omitted

(vii)   Monthly rent, percentage rent, other charges (such as common area maintenance contributions and other expenses recoverable from tenants) and other receipts by the Purchaser from and after Closing to the extent applicable to the period prior to the Proration Time.

(viii)   Seller shall transfer the aggregate amount of Security Deposits to Purchaser by immediately available funds at Closing. Any security deposits in form other than cash (including letters of credit), if any, shall be transferred to the Purchaser by way of appropriate instruments of transfer or assignment as soon as practicable after Closing.

At least five (5) days prior to Closing, Seller shall prepare and deliver to Purchaser a statement of all common area charges or other expenses recoverable from tenants that have been paid by Seller in connection with the Property for the current calendar year and reflecting the amount of such charges that are payable by each tenant of the Property, in accordance with the terms of the Leases (which statement shall estimate charges, expenses and payments through the Proration Time based on expenses incurred through the end of the month preceding the Proration Time) (the "**Reconciliation Statement**"). The Reconciliation Statement shall further reflect, as to each tenant, the amounts received by Seller prior to the Closing Date in reimbursement of such expenses, together with supporting documentation for the Reconciliation Statement. To the extent that the Reconciliation Statement reflects that Seller has collected, on an aggregated basis from tenants of the Property, a total amount in excess of costs incurred by Seller which are reimbursable by such tenants, Purchaser shall receive a credit in such amount against the Purchase Price at Closing. To the extent that the Reconciliation Statement reflects that Seller has collected, on an aggregated basis from tenants of the Property, a total amount that is less than costs incurred by Seller which are reimbursable by such tenants, then Seller shall receive a credit (or a reimbursement, if received following Closing) from Purchaser in such amount once recovered from the applicable tenants under the Leases. Notwithstanding the foregoing, Seller shall cause the 2015 reconciliation to be prepared and shall deliver same to Purchaser. Any adjustments shall be made in accordance with this Section.

Seller and Purchaser agree that as soon after Closing as is reasonably practicable, and in any event within one hundred twenty (120) days after the end of the calendar year containing the Closing Date, Seller and Purchaser shall jointly prepare a final updated Reconciliation Statement. To the extent that such final updated Reconciliation Statement differs from the estimated Reconciliation Statement provided by Seller to Purchaser prior to Closing, within thirty (30) days after completion of such final updated Reconciliation Statement, Seller shall pay to Purchaser or Purchaser shall pay to Seller, as applicable, the amount necessary to adjust the prorations made at Closing.

Purchaser shall use commercially reasonable efforts to assist Seller in collecting any monthly payments of base rent or other charges that are outstanding as of the Closing Date, provided that Purchaser shall not be required to incur any third party costs in connection with the collection of such delinquent rents. If any tenant in the Property whose account is delinquent as of the Closing Date makes a payment of rent or other charges to Purchaser after the Closing Date, the payment shall first be applied by Purchaser to accrued rent or other charges then due from that tenant for the month of Closing, then from and after the Closing Date and the excess, if any, shall be paid to Seller and applied to the amount receivable by Seller. In addition, if Purchaser receives reimbursement from a tenant after the Closing Date for taxes, insurance premiums, common area expenses, or other similar amounts that were incurred by Seller in the first instance, and not already prorated between Purchaser and Seller as provided above, then Purchaser shall pay to Seller, within thirty (30) days after the receipt of any amounts due from such tenant, the appropriate portion of said payment allocable to the portion of the time period to which such charges relate that the Property was owned by Seller.

If, after the Closing, any tenant commences an audit of common area charges or other expenses charged to it under its Lease (a "**Tenant Audit**") for periods, in whole or in part, prior to the Closing, or if any Tenant Audits that have been commenced prior to Closing have not been fully completed and resolved as of the Closing, then each of Seller and Purchaser shall be responsible after the Closing for providing information in its possession requested by tenants and otherwise cooperating with the other in the resolution of such Tenant Audits. To the extent any tenants are due refunds as a result of such Tenant Audits, Seller shall pay such amounts as are attributable to the period of its ownership, and Purchaser shall pay such amounts as are attributable to the period of its ownership, of the Property. To the extent any tenants are required to make additional payments as a result of such Tenant Audits, Seller shall be entitled to such amounts as are attributable to the period of its ownership, and Purchaser shall be entitled to such amounts as are attributable to the period of its ownership, of the Property. Each of Seller and Purchaser shall make its books and records available after Closing to the other and to tenants per the terms of the Leases for the purposes of audit rights granted to such tenants. Purchaser may not settle Tenant Audits for periods, in whole or in part, prior to Closing without the prior written consent of the Seller, such consent not to be unreasonably withheld.

Percentage rent received by Purchaser and/or Seller for the calendar year containing the Closing Date shall be prorated as soon as possible after the year containing the Closing Date on a straight-line basis for the entire year of Closing notwithstanding that sales may be reported on some other basis, or may be relatively higher after Closing than before Closing.

Upon Purchaser's prior written request, for a period of two (2) years 24 months following the Closing, Seller shall make Seller's books and records available to Purchaser during normal business hours for inspection, copying and audit by Purchaser's designated accountants, at Purchaser's expense, in order to comply with any Securities and Exchange Commission requirements related to Rule 3-14 of Regulation S-X. In no event shall Seller incur any liability whatsoever in conjunction with any related audit.

The provisions of this Section 7 shall survive the Closing.

8.   **Termination.**

8.1   Purchaser's Breach. In the event Purchaser fails to deliver the items specified in Section 5.4 hereof and/or close the transaction as set forth in this Agreement on the Closing Date, the Earnest Money shall be forfeited as liquidated damages as Seller's sole and exclusive remedy at law or in equity. Seller and Purchaser have agreed that Seller's damages in the event of such a breach would be difficult or impossible to estimate and that such amount is a reasonable forecast of just compensation and is in accordance with the provisions of Texas law. Such liquidated damages are not intended as a forfeiture or penalty.

8.2   Seller's Breach. In the event that Seller fails to deliver the items specified in Section 5.4 hereof and/or close the transaction as set forth in this Agreement on the Closing Date, Purchaser shall be entitled to either (i) terminate this Agreement and receive an immediate return of the Earnest Money and reimbursement from Seller of the amount of Independent Contract Consideration or (ii) institute within ninety (90) days of Seller's default an action for specific performance of this Agreement against Seller Purchaser shall be deemed to have waived such right to seek specific performance if such action is not filed within such ninety (90) day period. Purchaser shall have no right to pursue any action for damages against Seller by reason of such breach; provided, however, that if Purchaser elects to pursue specific performance under this Section 8.2 (ii) but is denied such relief because Seller has willfully and intentionally impeded the practical realization of Purchaser's specific performance remedy by conveying the Property to a unrelated third party or by encumbering the same in violation of this Agreement (which encumbrance may not be removed by the payment of a sum certain at Closing and, if paid by Purchaser, deducting the same from the Purchase Price), Purchaser shall have the additional remedy of bringing an action at law for any damages suffered or incurred by Purchaser as a result of Seller's willful and intentional act.

8.3   Attorneys' Fees. In the event that either party is required to commence legal action in order to enforce its rights hereunder, then the non-prevailing party in such action shall reimburse the prevailing party (as determined by the Court) for all of its costs and expenses incurred in maintaining such action, including, without limitation, its reasonable attorneys' fees and court expenses.

8.4   Survival. This Section 8 shall survive the Closing.

9.   No Waste. Seller agrees that from the date of this Agreement until the date on which the Property is conveyed to Purchaser, it will not knowingly commit or permit to be committed any waste or change in the condition or appearance of the Property in any material respect, or the cutting or severing of any growth or timber on the Property, or convey any oil, gas, mining, mineral, lease or other right with respect to the Property except with the written consent and joinder of Purchaser in each instance.

10.   Representations and Indemnity of Seller. Seller represents, warrants and covenants to Purchaser that:

10.1   Seller has the full right, title and authority to enter into this Agreement and the execution, delivery and performance of this Agreement will not require approval or consent of any third party and will not contravene any contract, statute, regulation or other law or order binding on Seller.

10.2   Other than as set forth in the list of leases set forth on **Exhibit G** (the "Leases"), and in any other covenants, easements and restrictions of record, Seller has granted no leases, licenses or rights of first offer or first refusal to purchase the Property, and there are no other parties in possession of or holding any right to use or possess any portion of the Property or who hold any lien, right or other claim against or for the purchase or lease of any portion of the Property.

10.3   From the Effective Date to the Closing Date, Seller shall continue its normal course of operations of the Property. Seller agrees to operate, manage and maintain the Property in the ordinary course of business in accordance with Seller's practices prior to the date hereof, normal wear and tear and casualty damage excepted, including, but not limited to continuing repair and preventative maintenance and the maintenance of adequate insurance with respect thereto. Any lease executed after the Effective Date and prior to the expiration of the Review Period, may be entered into by Seller without the prior approval of Purchaser. Any lease executed after the expiration of the Review Period and prior to the Closing Date shall be subject to the prior written approval of Purchaser, which consent may be withheld, in Purchaser's sole discretion.

(a) Any new lease, proposal for a new lease, modification, alteration, amendment, extension, renewal, termination or cancellation of any lease submitted by Seller to Purchaser for its approval under Section 10.3 shall be deemed not approved by Purchaser in the form submitted unless Purchaser notifies Seller in writing of its approval within five (5) days after receipt thereof. With respect to any such lease, Seller shall provide the name and nature of such tenant and the terms and conditions of the proposed lease.

(b) Seller shall be responsible for payment of all Leasing Costs (defined below) incurred in connection with any Leases executed prior to the Effective Date (the "Seller's Leasing Costs"). To the extent any Seller's Leasing Costs have not been fully paid as of the Closing Date, the Purchaser shall receive a credit at the Closing against the Purchase Price in the amount of the balance of the Seller's Leasing Costs remaining to be paid, and the Purchaser shall assume all obligations of the Seller to pay the balance of the Seller's Leasing Costs as to which the Purchaser shall have received such credit and to perform the obligations associated with the same. Seller will provide a list of Seller's Leasing Costs, if any, as **Exhibit H**, attached hereto. Purchaser shall be responsible for all Leasing Costs relating to new leases entered into after the Effective Date as well as renewals, amendments, expansions and extensions of Leases, in each case to the extent such Leasing Costs relate to such new lease, renewal, expansion or extension rights of tenants under such Leases that are exercised or amendments that are entered into, after the Effective Date of this Agreement (other than for the CSL Plasma lease which Seller shall pay as set forth in Section 5.3(m)).

"Leasing Costs" shall mean, with respect to a particular Lease, all capital costs, expenses incurred for capital improvements, equipment, painting, decorating, partitioning and other items to satisfy the initial construction obligations of the landlord under such Lease (including any expenses incurred for architectural or engineering services in respect of the foregoing), "tenant allowances" in lieu of or as reimbursements for the foregoing items, payments made for purposes of satisfying or terminating the obligations of the tenant under such Lease to the landlord under another lease (i.e., lease buyout costs), costs of base building work, relocation costs, temporary leasing costs, leasing commissions (including all reasonable amounts charged by the landlord under such Lease to its own agents for commissions on leasing transactions), brokerage commissions, legal, design and other professional fees and costs, in each case, to the extent the landlord is responsible for the payment of such cost or expense under the relevant Lease or any other agreement relating to such Lease, and specifically excluding any items which a tenant, or other party, is obligated to reimburse to landlord, other than through the payment of base rent.

10.4 Seller has no actual knowledge of any uncured violations of any statute, regulation or other law affecting any portion of the Property.

10.5 Seller is not a "foreign person," as such term is defined under Section 1445(f)(3) of the Internal Revenue Code.

10.6 Seller owns title to the Property subject only to the Permitted Title Exceptions.

10.7 Seller's taxpayer identification number shall be provided at Closing.

10.8 Seller has not filed for bankruptcy or reorganization or made a general assignment for the benefit of creditors, and Seller is not insolvent or otherwise unable to pay its debts as they become due and no party has any unsatisfied judgment against Seller.

10.9 Seller has received no notice of any proposed or pending public improvements or any pending or contemplated condemnation proceedings affecting the Property. From the Effective Date through and including the Closing Date, Seller will promptly notify Purchaser upon obtaining knowledge of the institution of any proceedings for the condemnation of the Property, or any portion thereof, or any other proceedings arising out of injury or damage to the Property, or any portion thereof.

10.10 To Seller's actual knowledge, no Hazardous Materials or underground storage tanks have been or are contained in, treated, stored, handled or located on, discharged from, or disposed of on, or constitute a part of, the Property except for such Hazardous Materials that may be used in connection with the operation of a retail shopping center and in compliance with applicable law. As used herein, the term "**Hazardous Materials**" includes, without limitation, any asbestos, urea formaldehyde foam insulation, flammable explosives, radioactive materials, hazardous materials, hazardous wastes, hazardous or toxic substances, or related or unrelated substances or materials defined, regulated, controlled, limited or prohibited in the Comprehensive Environmental Response Compensation and Liability Act of 1980 (CERCLA), as amended (42 U.S.C. Sections 9601, *et seq.*), the Hazardous Materials Transportation Act, as amended (49 U.S.C. Sections 1801, *et seq.*), the Resource Conservation and Recovery Act (RCRA), as amended (42 U.S.C. Sections 6901, *et seq.*), the Clean Water Act, as amended (33 U.S.C. Sections 1251, *et seq.*), the Clean Air Act, as amended (42 U.S.C. Sections 7401, *et seq.*), the Toxic Substances Control Act, as amended (15 U.S.C. Sections 2601, *et seq.*), and in the rules and regulations adopted and publications promulgated pursuant thereto, and in the rules and regulations of the Occupational Safety and Health Administration (OSHA) pertaining to occupational exposure to asbestos, as amended, or in any other federal, state or local environmental statute, regulation or other law now in effect.

10.11 Other than the brokerage agreement by and between Seller and Seller's Broker (as defined in Section 16 hereof), there are no brokerage agreements or property management agreements executed by Seller with respect to the Property that will remain in effect on the Closing Date. There are no commissions due or to be come due in connection with any of the Leases (other than for the CSL Plasma lease which Seller shall pay as set forth in Section 5.3(m)).

10.12 From the Effective Date through and including the Closing Date, Seller agrees to enter into only those third-party contracts which are necessary to carry out its obligations under Paragraph 10.3 and which shall be cancellable on thirty (30) days' written notice and without payment of any fee or penalty. Except as set forth in the immediately preceding sentence, Seller shall not, without Purchaser's prior written consent in each instance (which consent shall not be unreasonably withheld or delayed), enter into any other contract or agreement that will be an obligation affecting the Property or binding on Purchaser after the Closing.

10.13 To Seller's actual knowledge, except as disclosed to Purchaser in writing, there is no existing, pending or threatened litigation, lawsuit or proceeding affecting the Property, none of which have or will have a material adverse effect on the Property. From the Effective Date through and including the Closing Date, Seller will advise Purchaser promptly of any litigation, arbitration or administrative hearing concerning or affecting the Property of which Seller has received written notice.

10.14 To Seller's actual knowledge, the list of the Contracts attached hereto as **Exhibit D** is true, correct and complete in all material respects as of the date hereof.

10.15 To Seller's actual knowledge, except for those tenants in possession of the Property under written leases for space in the Property, as shown on the rent roll attached hereto as **Exhibit I** (the "**Rent Roll**"), there are no parties in possession of, or claiming any possession to, any portion of the Property.

10.16　To Seller's actual knowledge, the Rent Roll, which includes the list of all security deposits and letters of credit, is true, correct and complete in all material respects.

10.17　To Seller's actual knowledge, Seller is not due any insurance proceeds payable from any insurance policies held by or on behalf of Seller with respect to the Property. Need to confirm

10.18　None of Seller, nor any of Seller's members, partners, shareholders or other equity owners, and none of their respective employees, officers, directors, representatives or agents, is a Person with whom U.S. Persons are restricted from doing business under regulations of the Office of Foreign Asset Control ("**OFAC**") of the Department of the Treasury (including those named on OFAC's Specially Designated and Blocked Persons List) or under any statute, executive order (including the September 24, 2001 Executive Order Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism) or other similar governmental action.

10.19　All of the foregoing representations, warranties and covenants of Seller are true, accurate and complete as of the date hereof and shall be true, accurate and complete as of the Closing Date.

11.　**Survival.**

11.1　Unless otherwise expressly set forth herein, all obligations hereunder to be performed after Closing, and all warranties and representations contained herein or in the "Closing Documents" (as hereinafter defined), other than liability under any limited warranty of title expressly set forth in the Special Warranty Deed,　shall survive Closing and the delivery of the Special Warranty Deed to Purchaser for a period of nine (9) calendar months after the Closing and shall thereafter terminate and be of no further force or effect. The aggregate liability of Seller with respect to all claims under Article 10 and under any documents, instruments and agreements ("**Closing Documents**") executed and delivered by Seller at Closing (other than liability under any limited warranty of title expressly set forth in the Special Warranty Deed) shall not exceed ONE MILLION AND NO/100 DOLLARS ($1,000,000.00). Furthermore, Seller shall have no liability to Purchaser with respect to any representation or warranty under any of Article 10 and the Closing Documents (i) that Purchaser (or its representatives) knew to be untrue or incorrect at or before Closing or if Purchaser or its representatives has been apprised of such matters by virtue of the deliverables from Seller under Section 3(a) hereof, the Due Diligence Materials, the Title Commitment or any survey obtained by Purchaser, or (ii) with respect to any liability hereunder or under the Closing Documents which in combination with all such liabilities is in an aggregate amount of less than TWENTY FIVE THOUSAND AND NO/100 DOLLARS ($25,000.00). The provisions of this Section 11.1 shall survive Closing.

11.2　Any and all indemnities of Seller and Purchaser contained in this Agreement, to the extent not performed at or prior to the Closing, shall be deemed independent of one another and shall survive the Closing for the specified period herein (if any) and shall not be deemed to merge upon the acceptance of the Special Warranty Deed by Purchaser.

11.3　For purposes of this Agreement, "the Knowledge of Seller" and similar phrases means the actual, current knowledge of Rafi Zitvar, vice president of the Seller and the person with the most knowledge of the Property, provided that this definition of Seller's Knowledge is intended solely to establish the scope of facts that shall be considered known by Seller for the purposes of this Agreement and not to impose on such persons any personal liability.

12.　**Notices.** All notices permitted or required under this Agreement shall be in writing and shall be delivered in person, by national overnight courier or by confirmed E-Mail with acknowledgement of receipt or facsimile (provided that any facsimile transmission or E-mail transmission must be confirmed with a confirmation copy of such notice being sent by one of the other methods specified in this Section 12) using the contact information that follows (until such time as either party may notify the other in writing of a change in its contact information):

Seller:

EQYInvest Mission Bend, LLC,
4125 NW 88th avenue
Sunrise, Florida 33351
Attn: Nikolas Kozy
Telephone: (305) 535-6305
Facsimile: (305) 535-6306
Email: nkozy@gfinvestments.com

cc: Alan J. Marcus, Esquire
20803 Biscayne Blvd.
Suite 301
Aventura, Florida 33180
Phone: 305-937-1800
Facsimile: 305-937-1857
Email: alan@alanjmarcus.com

Purchaser:

Hartman Income REIT
Attn: Julian Kwok
2909 Hillcroft, Suite 400
Houston, TX 77057
Telephone: (713) 586-2611
Facsimile: (713) 973-8912
Email: Jkwok@hi-reit.com

and
David Wheeler
dwheeler@hi-reit.com

and
Russel Turman
rturman@hi-reit.com

cc: Katherine N. O'Connell, Esq
2909 Hillcroft, Suite 400
Houston, TX 77057
Telephone: (713) 586-2646
Facsimile: (713) 465-3132
Email: koconnell@hi-reit.com

Telephone numbers are provided above for convenience purposes only. A notice shall be considered received by the recipient the earlier to occur between actual confirmed receipt and one of the following: (i) if sent by hand delivery, the date of confirmed delivery, (ii) if sent by national overnight courier (e.g., FedEx), one (1) business day after the business day on which it was sent or (iii) if sent via confirmed E-Mail with acknowledgement of receipt or facsimile, upon successful transmission between the hours of 9 a.m. and 5 p.m., CST, Monday through Friday (legal holidays recognized by the State of Georgia government, excluded).

13.   **Time Periods.** Time shall be of essence of each of the obligations of Purchaser and Seller hereunder. If any date or any period provided in this Agreement ends on a Saturday, Sunday or legal holiday, the applicable period shall be extended to the first business day following such Saturday, Sunday or legal holiday recognized by the State government of the State in which the Property is located. Further, all of the time periods set forth in this Agreement shall be suspended due to the initiation of any condemnation proceeding, rezoning or zoning variance proceeding, eminent domain action, moratorium, or other municipal proceeding affecting the Property until such proceedings have been concluded.

14.   **Successors and Assigns.** This Agreement shall be binding upon and shall inure to the benefit of the undersigned parties and their respective heirs, personal representatives, executors, successors and assigns. Purchaser may assign this Agreement to an Affiliate without Seller's prior consent. For the purposes of this section, the term "Affiliate" means (a) an entity that directly or indirectly controls, is controlled by or is under common control with the Purchaser or its stockholders or (b) an entity at least a majority of whose economic interest is owned by Purchaser or its stockholders; and the term "control" means the power to direct the management of such entity through voting rights, ownership or contractual obligations. If such assignment is made, then the purchase and sale contemplated hereby shall be closed in the name of any such assignee, and after any such assignment

Seller shall look solely to such assignee for the performance and discharge of all the obligations and liabilities of Purchaser hereunder.

15. **Entire Agreement.** This Agreement and any exhibits, riders or addenda attached hereto states the entire agreement between the parties and merges in this Agreement all statements, representations, and covenants heretofore made, and any other agreements not incorporated herein are void and of no force and effect.

16. **Broker.** Purchaser and Seller each represent to the other that it has dealt with no brokers in connection with the acquisition of this Property with the exception of Jones Lang LaSalle (JLL) (the "**Broker**"). At Closing, Seller shall be wholly responsible for the payment of a commission to the Broker pursuant to a separate agreement between Seller and Broker. Excluding the Broker, for which the parties shall be responsible as set forth in the immediately-preceding sentence, each party agrees to indemnify, hold harmless and defend the other from any and all claims from real estate brokers, agents or other parties claiming to be entitled to a fee, commission or other compensation from the indemnifying party as a result of the execution of this Agreement or the Closing contemplated therein.

17. **Further Assurances.** The parties shall execute such additional documents and do such other acts as may be reasonably required to carry out the intent of this Agreement. Without limitation, both parties shall make available to the Escrow Agent such resolutions, certificates of existence, by-laws, charters, operating agreements, and such other documents as may be reasonably requested in order to evidence each such party's power and authority to carry out this Agreement.

18. **Governing Law.** This Agreement shall be governed by and construed according to the laws of the State of Texas and both parties consent to the jurisdiction and venue of the courts in Harris County, Texas.

19. **Amendments and Modifications; Course of Dealing.** This Agreement may not be modified or terminated orally by either party; it may be modified only by a writing which is executed by Purchaser and Seller. No course of conduct or course of dealing by the parties shall be construed to constitute a waiver or modification of any provision of this Agreement in the absence of a writing executed in accordance with this Section 19.

20. **Counterparts.** This Agreement may be executed in counterparts, including by means of confirmed facsimile or confirmed Email as a .pdf, .jpg or .tif image. Signatures transmitted via facsimile or E-Mail shall have the same effect as the delivery of original signatures and shall be binding upon and enforceable against the parties hereto for purposes hereunder.

21. **Joint and Several Liability.** If two or more persons or entities constitute either the seller or the purchaser, the word "**Seller**" or the word "**Purchaser**", and any pronouns referring thereto, shall be construed in the singular or plural usage whenever the sense of this Agreement so requires an the obligations of such persons and entities hereunder shall be both joint and several.

22. **Tax-Deferred Exchange Rights.** Either party may elect to close this transaction as a tax-free exchange as permitted under Section 1031 of the Internal Revenue Code of 1986 (as amended, the "**Code**"), provided that the exchange does not delay the Closing Date and the other party incurs no additional liability by virtue of the exchange. The parties agree to reasonably cooperate with each other to facilitate any such exchange. Each party shall bear the costs and expenses related to its own exchange, including, without limitation, all costs to document the exchange. In no event shall either party be required to take title to the exchange property for purposes of the exchange, said exchange instead to be accomplished through a "qualified intermediary" as defined in the Code.

23. **Confidentiality of Terms**. Except as required by law or as necessary to disclose by Seller to its employees and professional advisors in connection with Seller's performance of its obligations under this Agreement, Seller and its affiliates, agents and employees shall not disclose, and will direct their respective representatives not to disclose, to any person or entity the fact that discussions or negotiations are taking place concerning the possible acquisition of the Property or any of the terms of this Agreement or other facts with respect to the acquisition of the Property by Purchaser, including, without limitation, Purchaser's potential development plans for the Property.

24. **No Additional Marketing**. From and after the date hereof and for so long as this Agreement remains in full force and effect, Seller agrees that it will not sell, contract to sell or enter into negotiations for the sale of the Property with any party other than Purchaser or Purchaser's affiliate, assignee or designee. The provisions of this Section 24 shall terminate automatically upon the termination of this Agreement under any applicable provision herein.

25. **Offer and Acceptance**. Purchaser's delivery of a copy of this Agreement countersigned by Purchaser shall be deemed to be an offer to purchase the Property pursuant to the terms hereof. Seller may accept said offer only by delivering to Purchaser an unaltered copy of this Agreement countersigned by Seller. Prior to Purchaser's receipt of an unaltered and countersigned Agreement from Seller, Purchaser may revoke this offer at any time by providing verbal or written notice to Seller.

26. **Independent Contract Consideration**. Notwithstanding any provision of this Agreement to the contrary, if Escrow Agent shall determine to return all or any portion of the Earnest Money to Purchaser pursuant to the terms of this Agreement, Escrow Agent shall deliver One Hundred and No/100 Dollars ($100.00) to Seller (the "**Independent Contract Consideration**") as consideration for entering into this Agreement and shall refund the balance of the Earnest Money to Purchaser.

27.

27. **Escrow Agent**. The "**Escrow Agent**" shall be Alamo Title Company, and the Earnest Money shall be held in escrow upon the following terms and conditions:

27.1 The Earnest Money shall be deposited into a non-interest bearing account maintained by a national bank, so as to provide availability of funds on no more than a day's notice. Escrow Agent shall promptly notify Seller of each payment by Purchaser of the Earnest Money.

27.2 In the event of a default by Purchaser under the terms of this Agreement, Escrow Agent is instructed to deliver the Earnest Money to Seller, subject to the terms of Section 27.5 below. In the event of a default by Seller under the terms of this Agreement that results in the termination of this Agreement by Purchaser, or upon other termination of this Agreement in a circumstance that, by the terms of this Agreement, entitles Purchaser to a return of the Earnest Money, Escrow Agent is instructed to deliver the Earnest Money to Purchaser. In the event of the Closing of the sale of the Shopping Center, the Earnest Money shall be paid to Seller and applied against the Purchase Price.

27.3 Purchaser and Seller agree that Escrow Agent shall not be liable for any reason except gross negligence or intentional misconduct, or breach of this Paragraph 27 by Escrow Agent.

27.4 Escrow Agent shall comply with any specific terms contained in this Agreement with respect to the disbursement of the Earnest Money. Any request for disbursement of the Earnest Money shall be signed by Purchaser and Seller; provided, however, that if either of Purchaser or Seller otherwise makes a written request for disbursement to Escrow Agent without joinder of the other, Escrow Agent shall give notice of such request to the non-requesting party by any means permitted by this Agreement. If Escrow Agent receives a written objection to the disbursement of the Earnest Money within ten (10) days of giving such notice to the non-requesting party, the Earnest Money shall be disbursed only in accordance with the joint written instructions of Purchaser and Seller, or in accordance with the order of judgment of a court of competent jurisdiction. If Escrow Agent does not receive a written objection to the disbursement of the Earnest Money within ten (10) days of giving such notice to the non-requesting party, the Earnest Money shall be disbursed as requested by the requesting party.

27.5   In the event of any dispute regarding the application of the Earnest Money, Escrow Agent shall be authorized to disburse the Earnest Money to a court of competent jurisdiction, to be held pending resolution of that dispute. If Escrow Agent is required to institute or participate in litigation as a result of this escrow (other than as a result of the gross negligence or intentional misconduct of Escrow Agent, or breach of this Paragraph 27 by Escrow Agent), Purchaser and Seller shall be jointly, and not jointly and severally, obligated to reimburse Escrow Agent for any reasonable costs and expenses (including reasonable attorneys' fees) actually incurred by Escrow Agent.

28.   **Water Code Notice**. In the event that the Property is located in a district created under Title 4 of the Texas Water Code (General Law Districts) or by a special Act of the legislature that is providing or proposing to provide, as the district's principal function, water, sanitary sewer, drainage, and flood control or protection facilities or services, or any of these facilities or services that have been financed or are proposed to be financed with bonds of the district payable in whole or part from taxes of the district, or by imposition of a standby fee, if any, to household or commercial users, other than agricultural, irrigation, or industrial users, and which district includes less than all the territory in at least one county and which, if located within the corporate area of a city, includes less than 75 percent of the incorporated area of the city or which is located outside the corporate area of a city in whole or in substantial part, and is subject to the requirements of Section 49.452 of the Texas Water Code, then Seller shall prepare and give to Purchaser the written notice that is required by Section 49.452 of the Texas Water Code.

[Signatures follow on next page.]

IN WITNESS WHEREOF, the undersigned parties have caused this Agreement to be effective as of the Effective Date.

SELLER:

EQYInvest Mission Bend, LLC,
a Delaware limited liability company



By: _____
Name: Doron Valero
Title: Manager

Date: _____2/2/2016_____

PURCHASER:

Hartman Short Term Income Properties XX, Inc.,
a Maryland company

By: _____
Name: Allen R. Hartman
Title: President

Date: ___1 - 27 - 16___

Escrow Agent executes this Agreement to confirm its acceptance of its duties under Paragraph 27 above.

ESCROW AGENT:

Alamo Title Company

By: _Mesha Noble_

Name: Mesha Noble

Date executed: ~~January~~ February 2 , 2016

Title: Escrow Assistant

EXHIBIT A

DESCRIPTION OF THE PROPERTY

[See attached]

EXHIBIT B

FORM OF ESCROW AGREEMENT

Intentionally Omitted

EXHIBIT C

LIST OF DUE DILIGENCE MATERIALS

Within three (3) business days of the Effective Date, Seller shall deliver the following to Purchaser through a secure website or make available at the Property to the extent such items are in Seller's possession and control:

1. Copies of all Leases, including any and all modifications or amendments thereto.

2. A certified rent roll for the Property for the month in which this Agreement is executed, or if not yet available, the most recently available month, in the form customarily prepared for Seller by the current manager of the Property and copies of the 2015.

3. Copies of all vendor and service contracts to which Seller is a party that are currently in effect with respect to the Property, including, but not limited to, all agreements for the provision of janitorial, maintenance, trash removal, landscaping and security services, to the extent in Seller's possession.

4. Copies of all leasing commission agreements with respect to the Property to which Seller is a party.

5. Operating statements for the Property for the past three (3) years and through the end of December 2015 (or the period of Seller's ownership of the Property or whatever is in Seller's possession, if either less) in the format customarily prepared for Seller by the current manager of the Property and, to the extent not covered in the Operating Statements, 2013, 2014, 2015 CAM reconciliations/estimates, and a YTD expense general ledger in the format customarily prepared for Seller by the current manager of the Property.

6. An inventory of the Personal Property, if any, to be conveyed to Purchaser at Closing.

7. Copies of the ad valorem and personal property tax statements covering the Property for the current tax year (if available) and for the previous two (2) years (or the period of Seller's ownership of the Property, if less).

8. All Governmental licenses and permits issued to Seller with respect to the Property to the extent in Seller's possession, including specifically, without limitation, building permits, certificates of occupancy, and special or conditional use permits in Seller's possession.

9. Plans and specifications for the Improvements, to the extent in Seller's possession, including working CAD files and current as builts.

10. Copies of all guaranties and warranties covering the Property, to the extent in Seller's possession.

11. Any current environmental reports prepared for Seller with respect to the Property which are in Seller's possession.

12. A schedule of all tenant deposits (security or otherwise), which schedule may be a part of the Rent Roll.

13. Existing land title survey for the real property.

14. A copy of Seller's standard lease form in Word format.

15.   A schedule of all insurance claims over the past three (3) years that relate to the Property.

16.   A historical occupancy report by year for the last two (2) years.

17.   A schedule of historical capital expenditures on the real property during the calendar year 2013, 2014, 2015, and 2016 (YTD).

18.   An aging report detailing current payment delinquencies of any tenants.

19.   A description of all threatened and pending litigation that affects the Property.

20.   Billing information for tenant expense reimbursements (common area maintenance, taxes, insurance, etc.) for 2014 and 2015.

21.   A general ledger for 2014 and 2015 and 2016 (year-to-date).

22.   A copy of the 2016 operating expense budget.

23.   Copies of all utility accounts which will be transferred to Purchaser at Closing.

24.   Documentation reflecting expenses incurred in connection repair and maintenance projects performed in the prior two (2) years where the expenses exceeded $20,000.

25.   Copies of any documents regarding any roof, foundation and pest control (including termite) work performed on the Improvements and the bonds and for warranties of said work, if any.

26.   Copies of all orders of any governmental agencies respecting any claimed violation of any federal, state or local law, ordinance, rule, regulation, requirement or order affecting the Property, including any notices received regarding the Property.

27.   List of Tenant Improvement allowances owed to tenants and expiration dates.

In addition to the above documents, on **two (2) business days** advance notice from Purchaser, Seller shall, to the extent in Seller's possession or under the control of Seller, provide access to all of Seller's books and records relating exclusively to the Property, including tenant lease correspondence and files (but excluding any privileged information, appraisals and information relating to Seller itself), to be inspected by the Purchaser at the offices of the Seller's property manager during regular business hours.

EXHIBIT D

LIST OF CONTRACTS

[LIST OF CONTRACTS TO BE UPDATED AS NECESSARY DURING THE TERM OF THE AGREEMENT]

EXHIBIT E

FORM OF TENANT NOTICE LETTER

_____, 2016

Re: Notice of Change of Ownership of

_____

_____

_____, Texas _____

Ladies and Gentlemen:

You are hereby notified as follows:

That as of the date hereof, _____, a _____ ("Seller"), the current owner of the above-described property (the "Property"), has transferred, sold, assigned, and conveyed all of its interest in and to the Property to _____, a _____ _____ ("New Owner").

Future **rental payments** with respect to your leased premises at the Property should be made to the New Owner in accordance with your lease terms at the following address:

        Hartman_____

        P.O. Box 571017

        Houston, Texas 77257-1017

Future **notices** with respect to your leased premises at the Property should be made to the New Owner in accordance with your lease terms at the following address:

        Hartman_____

        2909 Hillcroft, Suite 420

        Houston, Texas 77257-1017

The New Owner is responsible for holding and the return of your security deposit in the amount of $_____ in accordance with the terms of your lease. This Tenant Notice Letter may be executed in multiple counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same document.

[Signature pages to follow]

[SIGNATURE PAGE OF SELLER TO TENANT NOTICE LETTER]

Sincerely,

<u>SELLER</u>:

_____,

a _____

By: _____,

       a _____,

       its _____

       By:_____

       Name:_____

       Title:_____

[SIGNATURE PAGE OF NEW OWNER TO TENANT NOTICE LETTER]

Sincerely,

NEW OWNER:

_____,
a _____

By: _____
Name: _____
Title: _____

EXHIBIT F

FORM OF ESTOPPEL CERTIFICATE

EXHIBIT G

LIST OF LEASES

EXHIBIT H

LIST OF SELLER'S LEASING COSTS

EXHIBIT I

RENT ROLL